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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   SYMS CORP.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                               SYMS CORP. (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    871551107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   MARCY SYMS
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                   SYMS CORP.
                      SYMS WAY, SECAUCUS, NEW JERSEY 07094
                            TELEPHONE: (201) 902-9600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               ROY M. KORINS, ESQ.
                                KATSKY KORINS LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                            TELEPHONE: (212) 953-6000

                            CALCULATION OF FILING FEE


      TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
-----------------------------------        ------------------------------------
           $60,300,000.                                $6,452.10

   * Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 3,350,000 outstanding shares of common stock, par value $0.05 per share, are being purchased at the maximum possible tender offer price of $18.00 per share.

  ** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.


 |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: N/A               Filing Party: N/A
      Form or Registration No.: N/A             Date Filed: N/A

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


      Check the appropriate boxes below to designate any transactions to which the statement relates:

 |_|  third-party tender offer subject to Rule 14d-1.
 |X|  issuer tender offer subject to Rule 13e-4.
 |_|  going-private transaction subject to Rule 13e-3.
 |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                                TABLE OF CONTENTS

Item 1.  Summary Term Sheet                                                  4
item 2. Subject Company Information.                                         4
Item 3. Identity and Background of Filing Person.                            4
Item 4. Terms of the Transaction.                                            4
Item 5. Past Contacts, Transactions, Negotiations and Agreements.            5
Item 6. Purposes of the Transaction and Plans or Proposals.                  5
Item 7. Source and Amount of Funds and Other Consideration.                  5
Item 8. Interest in Securities of the Subject Company.                       5
Item 9. Persons/Assets Retained, Employed, Compensated or Used.              5
Item 10. Financial Statements.                                               5
Item 11. Additional Information                                              5
item 12. Exhibits                                                            6
item 13. Information Required by Schedule 13E-3.                             6




         This Tender Offer Statement on Schedule TO relates to the tender offer by Syms Corp, a New Jersey corporation ("Syms" or the "Company"), to purchase for cash up to 3,350,000 shares of its common stock, par value $0.05 per share, at a price not more than $18.00 nor less than $16.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 27, 2006 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.


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ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The name of the Company is Syms Corp. The address of the Company's principal is Syms Way, Secaucus, New Jersey 07094, telephone (201) 902-9600.

(b) SECURITIES. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference. (c) TRADING MARKET AND PRICE. The information set forth in Section 8 of the Offer to Purchase ("Price Range of Shares; Dividends") is incorporated herein by reference.

(d) DIVIDENDS. The information set forth in Section 8 of the Offer to Purchase ("Price Range of Shares; Dividends") is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. The Company did not have any underwritten public offerings of its common stock during the past three years.

(f) PRIOR STOCK PURCHASES. The information set forth in Section 2 of the Offer to Purchase ("Purpose of the Tender Offer") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) MATERIAL TERMS. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

     o    Summary Term Sheet;

     o    Introduction;

     o    Section 1 ("Number of Shares; Proration");

     o    Section 2 ("Purpose of the Tender Offer");

     o    Section 3 ("Procedures for Tendering Shares");

     o    Section 4 ("Withdrawal Rights");

     o    Section 5 ("Purchase of Shares and Payment of Purchase Price");

     o    Section 6 ("Conditional Tender of Shares");

     o    Section 7 ("Conditions of the Tender Offer");

     o    Section 9 ("Source and Amount of Funds");

     o Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares");

     o    Section 14 ("U.S. Federal Income Tax Consequences");

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

     o    Section 15 ("Extension of the Tender Offer; Termination; Amendment");

     o    Section 16 ("Fees and Expenses")

(b) PURCHASES. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

     o    Summary Term Sheet; and

     o    Section 2 ("Purpose of the Tender Offer").

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The information set forth in Section 7 ("Conditions of the tender offer")
Section 9 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 16 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The information set forth in Section 10 of the Offer to Purchase ("Certain Information Concerning Syms") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

(a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS. The information set forth in Section 10 of the Offer to Purchase ("Certain Information Regarding Syms"), Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") and
Section 13 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

 (b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM              12. EXHIBITS

(a)(1)(A)*     Offer to Purchase, dated April 27, 2006.

(a)(1)(B)*     Letter of Transmittal.

(a)(1)(C)*     Notice of Guaranteed Delivery.

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

(a)(1)(D)* Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(E)* Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(F)* Press Release, dated April 27, 2006 announcing commencement of the offer.

(a)(1)(G)* Letter to Stockholders from the President and Chief Executive Officer of the Company, dated April 28, 2006


(b)(1) Loan Agreement, dated as of November 5, 2003, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to 10-Q Report for the fiscal quarter ended November 29, 3003)

(b)(2) First Amendment to Loan Agreement, dated April 7, 2005, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to current report on Form 8-K dated April 8, 2005)

(b)(3)* Second Amendment to Loan Agreement, dated April 20, 2006, between Syms Corp and Israel Discount Sank of New York

(d)(1) Syms Corp 2005 Stock Option Plan, as amended (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(2) Form of Nonqualified Stock Option Award Agreement for 2005 Stock Option Plan (incorporated by Reference to current report on Form 8-K dated August 5, 2005)

(d)(3) Form of Incentive Option Award for 2005 Stock Option Plan (incorporated by reference to current Report on Form 8-K dated August 5, 2005)

(d)(4) Form of Restricted Stock Award for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

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        *      Filed herewith


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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

                                                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     SYMS CORP.


                                     By:    /s/ Marcy Syms
                                            ------------------------------------
                                     Name:  Marcy Syms
                                            ------------------------------------
Dated: April 27, 2006                Title: Chief Executive Officer/President
                                            ------------------------------------



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